# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diversified Energy Co PLC, CIK 0001922446
CUSIP: G2891G204
Title of class of securities: Ordinary shares, par value GBP0.20 per share
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001215838

## Reporting persons
- Jupiter Asset Management Ltd: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,892,480; sole dispositive power 0; shared dispositive power 2,892,480; aggregate amount beneficially owned 2,892,480 (3.57% of the class)

## Item 1. Issuer
Name of issuer: Diversified Energy Co PLC
Address of issuer's principal executive offices: 1600 Corporate Drive Birmingham, Alabama 35242, USA

## Item 2. Person Filing
Name of person filing: Jupiter Asset Management Ltd
Address of principal business office or, if none, residence:
Jupiter Asset Management Ltd
The Zig Zag Building,
70 Victoria Street,
London SW1E 6SQ
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,892,480 shares of Common Stock
Percent of class: 3.57% The percentages set forth in this Item 4 and in the rest of this Schedule 13G are based upon a total of 80,820,961 shares of Common Stock outstanding as of March 31, 2025 as reported by the Issuer in its RNS announcement dated April 1,2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,892,480 shares of Common Stock
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,892,480 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jupiter Asset Management Ltd: /s/ Katie Carter, Katie Carter/Head of Compliance (04/02/2025)